UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             PERMANENT BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    714197100
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 22, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No. 714197100

        This is Amendment No. 1 to the Schedule 13D filed jointly by LaSalle/Kross Partners, Limited Partnership (the "Partnership"), Richard
   J. Nelson and Peter T. Kross (the "Group") on April 21, 1997 (the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of Permanent Bancorp, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

   Item 4.   Purpose of Transaction

        The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to acquire control over and influence the policies of the Issuer by electing the Partnership's own nominees to the Issuer's board of directors, with the intent of influencing a business combination involving the Issuer.

        The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners of the Partnership believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

   The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

        By letter dated April 11, 1997 the Group disclosed its holdings to the management of the Issuer and that it was contemplating the submission of proposed nominees for election at the Issuer's 1997 annual meeting. Prior to making such submission, the Group proposed a meeting with management of the Issuer to discuss management's slate of directors. On April 15, 1997, the Issuer contacted representatives of the Group to discuss the Group's request. In connection with this discussion, the Issuer informed the Group that it would consider the Group's request to include a representative of the Group on management's slate of nominees for the 1997 annual meeting. By letter dated April 15, 1997, the Group proposed Wallace Riley for consideration by the Issuer as a management nominee. Thereafter, by letter received on April 16, 1997, the Issuer informed the Group that it would not nominate Mr. Riley and further informed the Group that Mr. Riley did not satisfy a director qualification requirement that had been adopted by the Issuer's Board of Directors on January 21, 1997. The qualification requirement mandates that "[a] member of the Board of Directors shall, in order to qualify as such, be domiciled in or have his or her primary place of business located in any county, a portion of which is within a fifty mile radius of any office of the [Issuer's] subsidiary bank in the state of Indiana." To the best of the Group's knowledge, this requirement has not been disclosed publicly by the Issuer.

        On April 22, 1997, the Partnership delivered to the Issuer a notice of intention to nominate two persons for election as directors of the Issuer at its 1997 annual meeting. Such notice was made in accordance with the time requirements of the By-Laws of the Issuer. The two persons that the Partnership intends to nominate at the 1997 annual meeting are Wallace D. Riley and Robert C. Lucas. A copy of such notice of intent to nominate directors, which contains biographical and other information required by the By-Laws of the Issuer, is attached hereto as Exhibit 6.

        As set forth in the Partnership's nomination letter, because the director qualification requirement added to the Issuer's By-Laws was not filed as an exhibit to the Issuer's Form 10-QSB for the quarter ended December 31, 1996, nor has, to the best of the Partnership's knowledge, any other public disclosure of such requirement been made, the Partnership has informed the Issuer in the nomination letter that the Partnership expects (without commenting on the validity of the qualification requirement or the satisfaction of such qualification by either Mr. Riley or Mr. Lucas) that the application of such requirement to directors elected at the Issuer's 1997 annual meeting will be waived for their entire terms. To date, the Issuer has not responded to the Partnership's nomination letter.

        Background information regarding the Partnership's nominees is set forth below:

        Wallace D. Riley, 69, has been a practicing attorney for more than forty years and is the founder and Chief Executive Officer of Riley and Roumell, P.C., a general practice law firm in Detroit, Michigan. Mr. Riley has served as President of both the American Bar Association and the State Bar of Michigan, and has served on the boards of both organizations and in numerous other leadership roles for these and certain related organizations. He was also a member of the Board of State Canvassers for the State of Michigan for 13 years (and its Chairman for seven of those years) and has been a Special Assistant Attorney General for the State of Michigan since 1969. Mr. Riley is currently a limited partner of the Partnership. Mr. Riley served as a director of Great Lakes Bancorp, a thrift institution headquartered in Ann Arbor, Michigan from 1992 until its acquisition in February, 1995 by TCF Financial Corp. Mr. Riley presently serves as a director of SJS Bancorp, Inc., a thrift institution headquartered in St. Joseph, Michigan, and as a director of National TechTeam, Inc., a computer services company headquartered in Detroit, Michigan.

        Robert C. Lucas, 53, has been a certified public accountant for many years. Since 1995 he has been a Senior Associate in Multi-State Taxation at BDO Seidman, LLP. From 1993 to 1995, he was a principal in R.A. Reeves and Associates, a tax consulting firm. From 1986 to 1993, he was Manager of Accounting Operations for First of America Bank Corporation (and, prior to First of America's acquisition of Security Bancorp, Inc., of Security Bancorp, Inc.). Prior to 1986, Mr. Lucas served in a variety of capacities for Bloomfield Savings and Loan Association, including as Senior Vice President, Chief Financial Officer, Secretary and Director. Mr. Lucas currently serves as a director of SJS Bancorp, Inc., a thrift institution headquartered in St. Joseph, Michigan, as a director of SJS Federal Savings Bank and as a director of Lake Shore Optimist Fund.

        On April 22, 1997, the Partnership also made demand upon the Issuer to inspect and copy the stock records, including a current stockholder list of names and addresses, of the Issuer, in accordance with applicable provisions of Delaware law. A copy of that letter is attached hereto as
   Exhibit 7.

        The Group's purpose in seeking representatives on the Board of Directors is primarily to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

        The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

        The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other holders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 7.   Material to be Filed as Exhibits

        No.       Description

        1         Joint Filing Agreement*
        2         Professional Account Agreement, dated March 6, 1996,
                  between the Partnership and each of the subsidiaries of The
                  Bear Stearns Companies Inc.*
        3         Letter from Richard J. Nelson to Donald P. Weinzapfel,
                  dated April 11, 1997*
        4         Letter from Richard J. Nelson to Donald P. Weinzapfel,
                  dated April 15, 1997*
        5         Letter from Donald P. Weinzapfel to Richard J. Nelson,
                  dated April 15, 1997*
        6         Letter from LaSalle/Kross Partners, L.P. to Carl E. Root,
                  dated April 21, 1997.
        7         Letter from LaSalle/Kross Partners, L.P. to Carl E. Root,
                  dated April 21, 1997.

   *Previously filed with the Securities and Exchange Commission as exhibits to the Original 13D.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.


   Date:     April 25, 1997


                            LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                            By:       LaSALLE CAPITAL MANAGEMENT, INC.
                                      a General Partner

                                      By:  /s/ Richard J. Nelson
                                           Richard J. Nelson, President


                            /s/ Richard J. Nelson
                            Richard J. Nelson


                            /s/ Peter T. Kross
                            Peter T. Kross

                                                                    EXHIBIT 6

                          LASALLE/KROSS PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                            Telephone (616) 344-4993


                                 April 21, 1997


   Mr. Carl E. Root
   Vice President and Secretary
   Permanent Bancorp, Inc.
   101 Southeast Third Street
   Evansville, Indiana 47708

        Re:  Notice of Intent to Nominate Two Directors

   Dear Mr. Root:

        This letter constitutes a notice of intent by LaSalle/Kross Partners, L.P. (the "Partnership"), to nominate two persons for election as directors of Permanent Bancorp, Inc. (the "Corporation") at the 1997 Annual Meeting of Stockholders of the Corporation. We understand that such Annual Meeting is scheduled to be held on July 22, 1997. This notice is being provided to you, as Secretary of the Corporation, pursuant to
   Article I, Section 6(c) of the Corporation's By-Laws. The Partnership owns of record 2,000 shares of the Corporation's common stock, par value $.01 per share (the "Common Stock"). The Partnership also beneficially owns an additional 119,200 shares of the Common Stock, which shares are held in a brokerage account at Bear, Stearns & Co.

        The Partnership hereby notifies the Corporation pursuant to Article I, Section 6(c) of the Corporation's By-Laws that the Partnership intends to nominate Wallace D. Riley and Robert C. Lucas for election to the Board of Directors of the Corporation at the 1997 Annual Meeting of Stockholders of the Corporation. As required by Article I, Section 6(c), also enclosed is the written consent of each proposed nominee to be named in the Partnership's proxy statement and to serve as a director of the Corporation if elected.

        Set forth below is certain information, including that required by
   Article I, Section 6(c), of the Corporation's Bylaws. The information set forth below responds fully to all of the requirements of Article I,
   Section 6(c). In certain instances in which a disclosure item is not applicable or no disclosure is required to be made pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, no response has been provided below.

   (i)  As to each proposed nominee:

   A.   Name, Age, Business Address and Residence Address

   Name              Age   Business                   Residence
                           Address                    Address

   Wallace D. Riley  69    7th Floor, Ford Building   86 Lothrop Road
                           Detroit, MI  48226         Grosse Pointe Farms,
                                                      MI  48236

   Robert C. Lucas   53    735 W. Big Beaver Road     401 Lincoln Road
                           Suite 1900                 Grosse Pointe,
                           Troy, MI 48084             MI 48230

   B.   Principal Occupation or Employment

   Mr. Riley:     Wallace D. Riley has been a practicing attorney for more
                  than forty years and is the founder and Chief Executive
                  Officer of Riley and Roumell, P.C., a general practice law firm in Detroit, Michigan. Mr. Riley has served as President of both the American Bar Association and the State Bar of Michigan, and has served on the boards of both organizations and in numerous other leadership roles for these and certain related organizations. He was also a member of the Board of State Canvassers for the State of Michigan for 13 years (and its Chairman for seven of those years) and has been a Special Assistant Attorney General for the State of Michigan since 1969. Mr. Riley served as a director of Great Lakes Bancorp, a thrift institution headquartered in Ann Arbor, Michigan from 1992 until its acquisition in February, 1995 by TCF Financial Corp. Mr.
                  Riley presently serves as a director of SJS Bancorp, Inc., a thrift institution headquartered in St. Joseph, Michigan, and as a director of National TechTeam, Inc., a computer services company headquartered in Detroit, Michigan.

   Mr. Lucas:     Robert C. Lucas has been a certified public accountant for many years. Since 1995 he has been a Senior Associate in Multi-State Taxation at BDO Seidman, LLP. From 1993 to
                  1995, he was a principal in R.A. Reeves and Associates, a tax consulting firm. From 1986 to 1993, he was Manager of Accounting Operations for First of America Bank Corporation
                  (and, prior to First of America's acquisition of Security
                  Bancorp, Inc., of Security Bancorp, Inc.)  Prior to 1986,
                  Mr. Lucas served in a variety of capacities for Bloomfield
                  Savings and Loan Association, including as Senior Vice
                  President, Chief Financial Officer, Secretary and Director.
                  Mr. Lucas currently serves as a director of SJS Bancorp, Inc., a thrift institution headquartered in St. Joseph, Michigan, as a director of SJS Federal Savings Bank and as a director of Lake Shore Optimist Fund.


   C.   Shares Owned Either Beneficially or Of Record.

   Name of Nominee               Class                    Amount

   Wallace D. Riley              Common Stock             None
   Robert C. Lucas               Common Stock             None


   D.   Interest of Certain Persons in Matters to be Acted Upon

   Except as otherwise set forth herein, neither Mr. Riley nor Mr. Lucas is or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

   Except as otherwise set forth herein, neither Mr. Riley nor Mr. Lucas, nor any of their associates, has any arrangement or understanding with any person with respect to any future employment with the Corporation or its affiliates or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party.


   E. Other information relating to such person that is required to be disclosed in a solicitation of proxies for the election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.


   Directorships of Other Publicly Owned Companies

   Except as described in this paragraph, neither Mr. Riley nor Mr. Lucas is presently serving as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or subject to the requirements of 15(d) of the such Act or any company registered as an investment company under the Investment Company Act of 1940. Mr. Riley has served as a director of SJS Bancorp, Inc., which has its principal executive offices in St. Joseph, Michigan, since 1995 and serves as a director of National TechTeam, Inc., a computer services company headquartered in Detroit, Michigan. Mr. Lucas serves as a director of SJS Bancorp, Inc., SJS Federal Savings Bank, and Lake Shore Optimist Fund.

   Material Proceedings Adverse to the Corporation

   To the Partnership's best knowledge, and based on information provided by each nominee, there are no material proceedings to which either Mr. Riley or Mr. Lucas, or any associate of either of them, is a party adverse to the Corporation or any of its subsidiaries, and neither of them nor any associate of either of them has a material interest adverse to the Corporation or any of its subsidiaries.


   Positions or Offices with the Corporation

   Wallace D. Riley . . . . None
   Robert C. Lucas. . . . . None


   Arrangements or Understandings with Other Persons:

   Mr. Riley and Mr. Lucas have an understanding with the Partnership pursuant to which the Partnership has requested them to serve as its representatives on the Board of Directors of the Corporation, and they have agreed to do so, without compensation from the Partnership of any sort whatsoever. The Partnership has agreed to reimburse them for any out-of-pocket expenses that either one of them incurs in connection with the Partnership's intended solicitation of proxies for use at the 1997 Annual Meeting of Stockholders of the Corporation, but has no other arrangements or understandings with either such proposed nominee. To the Partnership's knowledge, neither Mr. Riley nor Mr. Lucas has any arrangement or understanding with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Corporation.


   Absence of any Family Relationships

   Neither Mr. Riley nor Mr. Lucas has any family relationship with any director or officer of the Corporation. There is no family relationship between Mr. Riley and Mr. Lucas or between Mr. Riley or Mr. Lucas and any partner of the Partnership or any person who controls any partner of the Partnership.


   Absence of Involvement in Certain Legal Proceedings

   To the best knowledge of the Partnership, and based on information provided by each nominee:

        (i) Since January 1, 1991 no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Riley or Mr. Lucas, and no receiver, fiscal agent or similar officer has been appointed by a court for business or property of Mr. Riley or Mr. Lucas. In addition, since January 1, 1990 no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for business or property of, any partnership in which either of them is or was a general partner, or any corporation or business association of either of them is or was an executive officer.

        (ii) Neither Mr. Riley nor Mr. Lucas has been convicted in a criminal proceeding nor has either of them been named as the subject of any pending criminal proceeding (excluding traffic violations or similar misdemeanors).

        (iii) Since January 1, 1991, neither Mr. Riley nor Mr. Lucas has been the subject of any court order, judgment or decree, not suspended, reversed or vacated, permanently or temporarily enjoining (or otherwise limiting) either of them from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity, (B) engaging in any type of business practice, or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

        (iv) Since January 1, 1991, neither Mr. Riley nor Mr. Lucas has been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of a federal or state authority barring, suspending or otherwise limiting for more than 60 days their right to be engaged in any activity described in clause (iii) above, or to be associated with persons engaged in any such activity.

        (v) Since January 1, 1991, neither Mr. Riley nor Mr. Lucas has been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission ("SEC") to have violated any federal or state securities law, or by a court of competent jurisdiction in a civil action or by the Commodities Futures Trading Commission ("CFTC") to have violated any federal commodities law, wherein the judgment in such civil action or finding by the SEC or the CFTC has not been subsequently reversed, suspended or vacated.

   Absence of Certain Transactions

   To the best knowledge of the Partnership, and based on information provided by each nominee:

        (i) Since April 1, 1996, neither Mr. Riley nor any member of his immediate family has had any material interest in any transaction or any series of similar transactions to which the Corporation or any of its subsidiaries was a party, and neither Mr. Riley nor any member of his immediate family has any material interest in any currently proposed transaction, or series of similar transactions to which the Corporation or any of its subsidiaries is a party.

        (ii) Since April 1, 1996, neither Mr. Lucas nor any member of his immediate family has had any material interest in any transaction or any series of similar transactions to which the Corporation or any of its subsidiaries was a party, and neither Mr. Lucas nor any member of his immediate family has any material interest in any currently proposed transaction, or series of similar transactions to which the Corporation or any of its subsidiaries is a party.

        (iii) Since April 1, 1996, neither Mr. Riley nor Mr. Lucas has had any relationship of the nature described in Item 404(b) of Regulation S-K, promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Specifically, since April 1, 1996, neither Mr. Riley nor Mr. Lucas has been an officer, director, partner or employee of, or has either one of them owned (directly or indirectly) more than 10% of the equity interest in, any of the following types of organizations:

             (A) Any organization that has made or proposes to make payments to the Corporation or any of its subsidiaries for property or services;

             (B) Any organization to which the Corporation or any of its subsidiaries was indebted;

             (C) Any organization to which the Corporation or any of its subsidiaries has made or proposes to make payments for property or services; or

             (D) Any organization that provided legal services or investment banking services to the Corporation or any of its subsidiaries.

        (iv) Since April 1, 1996, neither Mr. Riley nor Mr. Lucas, nor any member of their respective immediate families or any firm, corporation or organization of which either of them is an executive officer or director or the beneficial owner of 10% or more of any class of equity securities, nor any trust or other estate in which either of them has a substantial beneficial interest or as to which either of them serves as a trustee or in a similar capacity, was indebted to the Corporation or any of its subsidiaries in excess of $60,000 at any time.

   Section 16 Compliance

   Neither Mr. Riley nor Mr. Lucas is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Corporation.

   (ii) As to the Partnership:

        (A)  The name and record address of the Partnership is:

             LaSalle/Kross Partners, Limited Partnership
             350 East Michigan, Suite 500
             Kalamazoo, Michigan  49007

        (B) As indicated in a Schedule 13D, dated April 18, 1997 and filed with the Securities and Exchange Commission, the Partnership is the beneficial owner of 121,200 shares of Common Stock, par value $0.01 per share, of the Corporation.


        We understand that the Corporation adopted a director qualification requirement on January 21, 1997. Since such amendment to the Corporation's By-Laws was not filed as an exhibit to the Corporation's Form 10-QSB for the quarter ended December 31, 1996 as required by Item 601(b)(3) of Regulation S-K nor has any other public disclosure of such requirement been made, we expect (without commenting on the validity of the qualification requirement or the satisfaction of such qualification by either Mr. Riley or Mr. Lucas) that the application of such requirement to directors elected at the Corporation's 1997 annual meeting will be waived for their entire terms. If we do not hear from you to the contrary within five business days of the date hereof, we will proceed as though the notice of the nominations of Messrs. Riley and Lucas is in compliance with the Corporation's By-Laws and that such individuals will be eligible to be formally nominated for election and to serve as directors of the Corporation if elected.


                                 Very truly yours,

                                 LASALLE/KROSS PARTNERS, L.P.

                                 By:  Kross Financial, Inc.

                                      By: /s/ Peter T. Kross
                                          Peter T. Kross, President

                           CONSENT OF PROPOSED NOMINEE

        I, Wallace D. Riley, hereby consent to be named in the proxy statement of LaSalle/Kross Partners, L.P., to be used in connection with its solicitation of proxies from the shareholders of Permanent Bancorp, Inc., for use in voting at the 1997 Annual Meeting of Stockholders of Permanent Bancorp, Inc., and I hereby consent and agree to serve a director of Permanent Bancorp, Inc., if elected at such Annual Meeting.


                                 /s/ Wallace D. Riley
                                 Wallace D. Riley

   Dated:  April 21, 1997

                           CONSENT OF PROPOSED NOMINEE

        I, Robert C. Lucas, hereby consent to be named in the proxy statement of LaSalle/Kross Partners, L.P., to be used in connection with its solicitation of proxies from the shareholders of Permanent Bancorp, Inc., for use in voting at the 1997 Annual Meeting of Stockholders of Permanent Bancorp, Inc., and I hereby consent and agree to serve a director of Permanent Bancorp, Inc., if elected at such Annual Meeting.


                                 /s/ Robert C. Lucas
                                 Robert C. Lucas

   Dated:  April 21, 1997

                                                                    EXHIBIT 7
                          LASALLE/KROSS PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007

                            Telephone (616) 344-4993


                                 April 21, 1997


   Mr. Carl E. Root
   Vice President and Secretary
   Permanent Bancorp, Inc.
   101 Southeast Third Street
   Evansville, Indiana 47708

        Re:     Demand For Stock Ledger and Stockholder List

   Dear Mr. Root:

        Pursuant to the applicable provisions of the Delaware General Corporation Law, LaSalle/Kross Partners, Limited Partnership (the "Partnership"), hereby demands an opportunity to inspect during normal business hours the stock ledger and current list of the stockholders (setting forth the name and address of each stockholder and the number of shares registered in the name of each such stockholder, as of the most recent date available) of Permanent Bancorp, Inc. (the "Corporation"), and an opportunity to make copies of or extracts from such documents. The Partnership hereby certifies to the Corporation that it is the record owner of 2,000 shares of common stock of the Corporation, as evidenced by the enclosed copy of stock certificate #P4614.

        In connection with the foregoing demand, the Partnership further demands the opportunity to inspect and copy the following:

        1. All daily stock transfer sheets showing changes in the stockholder list referred to in the preceding paragraph which are in or come into the possession of the Corporation or the transfer agent(s) for the common stock of the Corporation beginning the day following the date of such list;

        2. All information in the Corporation's possession and/or subject to its direction or control and/or which can be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g., Cede & Co.);

        3. A list of the names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners obtained by the Corporation from brokers and dealers pursuant to the applicable rules promulgated under the Securities Exchange Act of 1934, as amended. If such list is not available as of a recent date, such list should be requested.

        4. A list of the names and addresses of employee participants in any stock ownership plan of the Corporation as of the date of the stockholder list.

        The Partnership further demands that modifications of, additions to or deletions from, any and all information referenced above subsequent to the date of the stockholder list referred to above be furnished to the Partnership as and when the same becomes available to the Corporation or its agents or representatives. In the event any or all of the information encompassed by this demand is available in the form of computer tape or other medium suitable for use by computer or word processor, the Partnership demands inspection and copying of such computer tape or other medium as well as any program, software, manual or other instructions necessary for the practical use of such information.

        Foley & Lardner, which is acting as counsel to the Partnership, or its designated agents, are authorized to make the above-referenced inspection and receive copies on behalf of the Partnership pursuant to the Power of Attorney attached hereto.

        The Partnership will bear the reasonable costs incurred by the Corporation (including those of its transfer agent(s)) in connection with the production of the information which demand is made herein.

        The purposes for requesting such inspection and copying are to communicate with stockholders regarding the earnings and growth strategies of the Corporation to maximize stockholder value (including, without limitation, the pursuit of a possible business combination) and to facilitate the Partnership's solicitation of proxies in connection with its notice to nominate Messrs. Riley and Lucas for election to the Corporation's Board of Directors at the 1997 Annual Meeting of
   Stockholders.

        Under applicable Delaware law, the Corporation is required to respond to this request within five (5) business days after receiving this letter. Please advise our counsel, Phillip M. Goldberg of Foley & Lardner, One IBM Plaza, 330 N. Wabash Avenue, Chicago, Illinois 60611-3608 (telephone number: 312-755-1900) as to when the items sought will be made available, and in what form.


                                    Very truly yours,

                                    LASALLE/KROSS PARTNERS, L.P.

                                    By:  Kross Financial, Inc.

                                    By: /s/ Peter T. Kross
                                    Peter T. Kross, President


   STATE OF MICHIGAN        )
   COUNTY OF WAYNE          )
                            )


      Peter T. Kross, having been first duly sworn according to law, did depose and say that he is the President of Kross Financial, Inc., a General Partner of LaSalle/Kross Partners, L.P. (the "Partnership"), that he is authorized on behalf of the Partnership to execute the foregoing Demand for Stock Ledger and Stockholder List and to make the demands, designations, authorizations and representations contained therein, and that the matters contained in the foregoing Demand for Stock Ledger and Stockholder List are true and correct.

    SWORN AND SUBSCRIBED before me this 21st day of April, 1997.


   /s/ Claire Martin
   Notary Public
   My Commission Expires:  2/27/00

                                POWER OF ATTORNEY




   STATE OF MICHIGAN        )
   COUNTY OF WAYNE          )     ss:
                            )



    I, Peter T. Kross, having full authority to do so on behalf of LaSalle/Kross Partners, L.P., do hereby make, constitute and appoint the law firm of Foley & Lardner, or any of its designated agents, to act on its behalf, to inspect and receive copies of the stockholder records of Permanent Bancorp, Inc. requested in the accompanying demand.

        LASALLE/KROSS PARTNERS, L.P
        By:  Kross Financial, Inc.


        By: /s/ Peter T. Kross
            Peter T. Kross,
            President


   Sworn to and subscribed before me
   this 21st day of April, 1997.

   /s/ Claire Martin
   Notary Public
   My Commission Expires:  2/27/00